Exhibit 99.1

CONFIDENTIAL – FOR INTERNAL USE ONLY

EMAIL FROM MIKE GREGOIRE TO ALL RALLY EMPLOYEES, 6 PM (ET)

Subject: Joining Forces to Lead in the Application Economy

Team Rally:

As Tim and Ryan shared with you earlier today, I am delighted that Rally Software Development Corp. and CA Technologies have entered into an agreement to join forces and lead in the application economy. This is an important day for our organizations. By coming together, we will change the way companies use software to innovate and compete.

As a Rally customer, we at CA have been impressed with Rally’s advanced, large-scale agile development capabilities and customer focus. Combining forces will enable us to broaden our collective reach and deliver unparalleled value to both Rally and CA customers.

CA has a 30 plus-year track record of delivering software that runs the world’s businesses. Today, CA’s strategy is resonating in the marketplace, backed by a passionate and committed worldwide employee-base of 11,500, strong development capabilities and a robust global sales and support infrastructure. Our customer base spreads across industries and geographies and includes:

•	47 out of the Fortune 50 companies

•	15 out of 16 of the world’s top banks

•	9 out of 10 top pharmaceutical companies

Our companies share the belief that the fastest businesses to convert ideas to software to loyal users will own the future. Together, we will strengthen our ability to take advantage of the disruption that software is exerting on traditional business models, and deliver value to our shareholders.

On June 2, I will join Tim and Ryan in Boulder for a town hall, during which I will talk with you about CA’s strategy and the opportunities we see for growth. I look forward to meeting many of you then. For the time being, until the deal is closed, we will remain two separate companies.

I am very excited about the enormous opportunities ahead of us.

Sincerely,

Mike Gregoire

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication (such as statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “targets” and similar expressions relating to the future) constitute “forward-looking statements” that are based upon the beliefs of, and assumptions made by, CA’s management, as well as information currently available to CA’s management. These forward-looking statements reflect CA’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the risk that an insufficient number of Rally’s

CONFIDENTIAL – FOR INTERNAL USE ONLY

stockholders tender into the tender offer; the risk that regulatory approvals required for the acquisition are not obtained or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the acquisition are not satisfied; potential adverse reactions or changes to customer, supplier, partner or employee relationships, including those resulting from the announcement or completion of the acquisition; uncertainties as to the timing of the acquisition; competitive responses to the proposed acquisition; response by activist stockholders to the acquisition; uncertainty of the expected financial performance of CA following completion of the proposed transaction; the ability to successfully integrate Rally’s operations and employees in a timely manner; the ability to realize anticipated synergies, cost savings and operational efficiencies; unexpected costs, charges or expenses resulting from the acquisition; litigation relating to the acquisition; the inability to retain key personnel; any changes in general economic and/or industry specific conditions; and other factors described more fully in CA’s filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties occur, or should CA’s assumptions prove incorrect, actual results may vary materially from those described herein as believed, planned, anticipated, expected, estimated, targeted or similarly expressed in a forward-looking manner. CA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Notice to Investors of Rally Software Development Corp.

The tender offer for the outstanding shares of Rally Software Development Corp. described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Rally Software Development Corp. pursuant to the tender offer by Merger Sub or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by CA and Merger Sub. In addition, Rally Software Development Corp. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Rally Software Development Corp.’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Merger Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Rally Software Development Corp.’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.